SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 0-16350

A.	Full title of the plan and address of the plan, if different from that if the issuer named below:

Ogilvy & Mather Profit Sharing Retirement and 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WPP Group plc

27 Farm Street, London W1J 5RJ England

INDEX

REQUIRED INFORMATION:

THE FOLLOWING FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES FOR THE OGILVY & MATHER PROFIT SHARING RETIREMENT AND 401(k) PLAN ARE BEING FILED HEREWITH:

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of the

Ogilvy & Mather Profit-Sharing Retirement and 401(k) Plan:

We have audited the accompanying statement of net assets available for benefits of the Ogilvy & Mather Profit-Sharing Retirement and 401(k) Plan (the “Plan”) as of December 31, 2004 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/S/ BENCIVENGA WARD & COMPANY CPAS, PC

Valhalla, New York

June 8, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Committee of the

Ogilvy & Mather Profit Sharing Retirement and 401 (k) Plan

We have audited the accompanying statement of net assets available for benefits of the Ogilvy & Mather Profit Sharing Retirement and 401(k) Plan (the “Plan”) as of December 31, 2003. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

New York, New York

May 28, 2004

OGILVY & MATHER PROFIT-SHARING

RETIREMENT AND 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS:
Investments, at fair value	$108,309,012	$92,690,653
Employee contributions receivable	271,109	226,003

NET ASSETS AVAILABLE FOR BENEFITS	$108,580,121	$92,916,656

See accompanying notes to financial statements.

OGILVY & MATHER PROFIT-SHARING

RETIREMENT AND 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2004

CONTRIBUTIONS:
Rollover contributions	$681,397
Employee contributions	9,514,056

Total Contributions	10,195,453

INVESTMENT INCOME:
Net appreciation in fair value of investments	7,642,720
Interest and dividend income	993,783
Loan interest	71,583

Net Investment Income	8,708,086

Net Additions	18,903,539

DEDUCTIONS:
Benefits paid to participants	7,469,348
Administrative expenses	5,005
Other deductions	733

Total Deductions	7,475,086

TRANSFER OF ASSETS	4,235,012

INCREASE IN NET ASSETS	15,663,465
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	92,916,656

End of year	$108,580,121

See accompanying notes to financial statements.

OGILVY & MATHER PROFIT-SHARING

RETIREMENT AND 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2004 AND 2003 AND FOR THE YEAR ENDED DECEMBER 31, 2004

1.	PLAN DESCRIPTION

The following description of the Ogilvy & Mather Profit-Sharing Retirement and 401(k) Plan (the “Plan”), as amended and restated effective January 1, 2002, is provided for general informational purposes only. Participants should refer to the plan document for more complete information.

General - The Plan is a defined contribution plan sponsored by The Ogilvy Group Inc., a wholly-owned subsidiary of WPP Group PLC. The Plan covers all full-time employees of The Ogilvy Group Inc., A. Eicoff and Company Inc., Marketing Intelligence Services Inc., Soho Square, Inc. and 141Worldwide LLC (the “Companies”). As of July 31, 2004 Marketing Intelligence Services Inc. was removed as a participating employer. Those terminated employee account balances remain in the Plan until the individual participant requests a distribution. The Plan assets are held in trust and managed by the American Express Trust Company (the “Trustee”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Eligibility - All employees are eligible to participate in the Plan, except employees who are (a) covered by collective bargaining agreements, unless otherwise stipulated in such collective bargaining agreements, and (b) leased employees. Employees who are determined to be temporary, part-time or contingent employees are eligible to participate on the first day of the month coinciding with, or next following, the completion of one year of service, as defined. All other employees are eligible to participate on the first day of the month coinciding with, or next, following the one-month anniversary of the employee’s employment commencement date, as defined. Before January 1, 2002, an eligible employee, as defined, was eligible to participate on the first day of the month coinciding with, or next, following the completion of one year of service, as defined.

Contributions - All employer contributions to the Plan are made at the discretion of the management of the Companies. There were no employer contributions for 2004. Participants may elect to make 401(k) contributions from 1% to 15% of their eligible compensation in any calendar year. These contributions constitute salary reductions and are subject to tax deferral under the Internal Revenue Code (“IRC”). Participants direct the investment of their contributions into various investment options offered by the Plan. A separate account is maintained by the Trustee for each participant to record the participant’s contribution, the employer contributions, and employee rollovers.

The maximum 401(k) contribution as established by the Internal Revenue Service (“IRS”) for the year ending December 31, 2004 was $13,000.

Participant Accounts - Individual accounts are maintained for each plan participant. Each participant’s account is credited with the participant’s contribution, the allocation of company discretionary contributions and plan earnings, and charged with withdrawals and an allocation of plan losses and administrative expenses. Allocations are based on participant earnings or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. The Company’s contributions are allocated to each participant provided the participant is employed by one of the Companies at the end of the plan year.

OGILVY & MATHER PROFIT-SHARING

RETIREMENT AND 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2004 AND 2003 AND FOR THE YEAR ENDED DECEMBER 31, 2004

Investments - Participants direct the investment of their contributions and Company contributions into various investment options offered by the Plan.

Vesting - Effective January 1, 2002, all participants are fully vested in their accounts at all times. Voluntary employee 401(k) contributions and earnings thereon are always fully vested.

Payment of Benefits - Plan participants or beneficiaries are eligible to receive a benefit payment equal to their vested account balance upon termination of employment, retirement, or death, as stipulated in the Plan agreement. Such benefit shall be made in a lump-sum payment, subject to certain restrictions as defined in the Plan agreement. All distributions under the Plan are made in cash, except to the extent that the participant has an investment in the Company Stock fund and elects to have such portion of the participant’s account distributed in Company Stock. The plan was amended in 2004 to allow for in-service age 59 ½ and in-service rollover withdrawals.

Participant Hardships and Loans - The Committee may permit an eligible employee, as defined, to withdraw all or a portion of a participant’s account balance upon the next valuation date upon hardship subject to certain provisions in the Plan agreement. Hardships are defined by the Plan agreement as certain medical expenses, purchase of a primary residence, payment of certain tuition and education fees, and to prevent eviction from primary residence. A participant receiving a hardship withdrawal may not make employee contributions to any Plans maintained by the Employer for a period of six months.

All eligible employees can request a loan. Only two personal loans and one residential loan can be outstanding at any time. The minimum loan is $1,000 and may not exceed 50% of the eligible employees account balance. Loan repayment and interest rates are determined at the discretion of the Committee, generally five and fifteen years for personal and residential loans, respectively. The loans are secured by the pledge of the participant’s interest in the Plan. Upon termination a participant can (a) pay-off the entire outstanding loan balance, (b) transfer the loan to a successor employer qualified retirement plan as part of an eligible rollover distribution, or (c) elect to continue repayment in a form or manner determined by the Committee, subject to the provisions of the Plan agreement. Effective January 1, 2001, an eligible employee who takes an approved unpaid leave of absence, as defined, may discontinue payments on the loan for a period of absence up to 12 months. Upon return to employment, the eligible employee must repay the missing payments within the original loan term. Loans made to participants generally have a term of five and fifteen years for personal and residential loans, respectively. At December 31, 2004, interest rates ranged from 5.0% to 10.5%, for outstanding loans. Participant loans at December 31, 2004 and 2003 were $1,504,431 and $1,138, 595, respectively.

Plan Administration - The Plan is administered by the Committee, which was established by the Board of Directors of the Companies to serve in such capacity.

Administrative Expenses - Administrative expenses of the Plan are paid by the Plan, as provided for in the Plan document, to the extent not paid by the Company. Brokerage fees are included in the cost of investments when purchased and deducted from the proceeds when investments are sold.

OGILVY & MATHER PROFIT-SHARING

RETIREMENT AND 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2004 AND 2003 AND FOR THE YEAR ENDED DECEMBER 31, 2004

Plan Termination - Although it has not expressed any intent to do so, the Company may terminate the Plan at any time, subject to the provisions set forth in ERISA. In the event of Plan termination, the accounts of all participants affected shall become fully vested and non-forfeitable. Assets remaining in the trust fund will be distributed to the participants and beneficiaries in proportion to their respective account balances.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan provides for investments in various investment securities. Investment securities in general are exposed to various risks, such as interest rate risk, credit risk and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition - Investments in securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year and securities traded on the over-the-counter market are valued at the last reported bid price. Temporary investments are valued at cost, which approximates market. Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date for all the equity investments, except for the equity securities of WPP Group PLC in the WPP Stock Fund for which dividend income is recorded on the record date. The average–cost method is used to establish the cost basis of securities sold. Fair value of investments that do not have readily ascertainable market values (such as common collective trusts) have been estimated by the Trustee based on the underlying publicly traded assets of the Plan. These investments aggregated $41,047,021, or approximately 38%, of total investments of the Plan at December 31, 2004, and $39,455,533, or approximately 43%, of assets at December 31, 2003. Investment gains related to these investments were $1,961,865 for the year ended December 31, 2004. Participant loans are valued at the principal amount, which approximates fair market value.

Payment of Benefits - Benefit payments to participants are recorded upon distribution.

OGILVY & MATHER PROFIT-SHARING

RETIREMENT AND 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2004 AND 2003 AND FOR THE YEAR ENDED DECEMBER 31, 2004

3.	INVESTMENTS

The Plan’s investments that represented five percent or more of the Plan’s net assets available for benefits as of December 31, 2004 and 2003 are as follows:

	2004	2003
American Express Trust Income II Fund, 1,180,419.868 and 1,270,477.070 shares, respectively	$29,066,659	$30,281,821
WPP Stock Fund, 244,637.527 and 244,822.526 shares, respectively	14,250,870	12,852,938
American Express Trust Horizon Long-Term Fund, 751,559.192 and 710,036.935 shares, respectively	9,583,883	8,298,202
American Express New Dimensions Fund, 0 and 731,083.345 shares, respectively	—	17,458,270
Janus Worldwide Fund, 0 and 37,897.795, shares respectively	—	4,653,779
Boston Co. Small Cap Growth, 171,622.062 and 166,490.388 shares, respectively	7,299,086	6,148,490
Davis NY Venture Fund, 209,735.914 and 0 shares, respectively	6,436,795	—
The Growth Fund of America, 699,879.133 and 0 shares, respectively	18,966,725	—
Capital World Growth and Income Fund, 163,660.405 and 0 shares, respectively	5,541,541	—

During the year ended December 31, 2004, the Plans investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Common collective trust funds - income	$961,707
Common collective trust funds - equity	1,000,158
Mutual Funds - growth	2,930,479
Mutual Funds - equity	921,964
Mutual Funds - world	368,616
WPP Stock Fund	1,459,796

Net appreciation of investments	$7,642,720

OGILVY & MATHER PROFIT-SHARING

RETIREMENT AND 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2004 AND 2003 AND FOR THE YEAR ENDED DECEMBER 31, 2004

4.	TRANSFER OF ASSETS

Effective August 31, 2004, (or such other date on which it was administratively practicable), the Plan accepted a transfer of assets totaling $4,235,012 from the Cordiant Holdings, Inc. Profit-Sharing Retirement Plan (“Cordiant Plan”). Participants of the Cordiant Plan became employees of a newly formed company, 141Worldwide LLC, which is a wholly owned subsidiary of WPP Group, PLC. 141Worldwide LLC is a participating employer of the Plan.

5.	FEDERAL INCOME TAX STATUS

The IRS has determined and informed the Companies in a letter dated May 4, 2004 that the Plan is in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6.	RELATED PARTY TRANSACTIONS

Total party-in-interest investments (excluding the loan balance) amounted to $56,785,499 and $70,964,839 at December 31, 2004 and 2003, respectively. The AET Income II Fund, the AET Equity Index II Fund, and the AET Horizon Long-Term Fund are sponsored by American Express Trust Company, who is the Trustee and Custodian of the Plan. The total investment for the funds sponsored by American Express Trust Company were $41,047,021 and $39,455,533 at December 31, 2004 and 2003, respectively, and these funds appreciated in value by $1,961,865 and $2,668,317 for the years ended December 31, 2004 and 2003, respectively. Total investments in American Express Funds, which are affiliated businesses of American Express Trust Company, were $1,487,609 and $18,656,368 at December 31, 2004 and 2003, respectively and these funds appreciated in value by $124,194 and $3,563,203 for the years ended December 31, 2004 and 2003, respectively. These investments include the American Express Equity Select Fund and the American Express New Dimensions Fund in 2004 and 2003. The Plan also provides participants the option to invest in a stock fund that holds American Depositary Receipts of the WPP Group PLC, a party-in-interest. The total investment for the WPP Stock Fund was $14,250,870 and $12,852,938 at December 31, 2004 and 2003, respectively, and this fund appreciated in value by $1,459,796 and $2,975,033 for the years ended December 31, 2004 and 2003, respectively.

These transactions are not deemed prohibited party-in-interest transactions, because they are covered by statutory or administrative exemptions from the Code and ERISA’s rules on prohibited transactions.

* * * * *

OGILVY & MATHER PROFIT-SHARING

RETIREMENT AND 401(k) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2004

(a) (b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
Common Collective Trust Funds
*American Express Trust	Income II Fund	**	$29,066,659
*American Express Trust	Horizon Long Term Fund	**	9,583,883
*American Express Trust	Equity Index II Fund	**	2,396,479

Total Common Collective Trust Funds			41,047,021

Mutual Funds
PIMCO	Total Return (Admin)	**	4,663,567
*American Express	Equity Select Fund	**	1,487,609
Davis New York	Venture Fund Class A	**	6,436,795
JP Morgan	Mid Cap Value Fund	**	923,926
American Funds	The Growth Fund of America	**	18,966,724
Royce	Low-Priced Stock Fund	**	3,503,688
Boston Co.	Small Cap Growth Fund	**	7,299,086
American Funds	Capital World Growth and Income Fund	**	5,541,541
Julius Baer	International Equity	**	2,676,284

Total Mutual Funds			51,499,220

Participant Loans
*Various Participants	Participant loans (maturing 2004 to 2009 at interest rates of 5.0% to 10.5%)	**	1,504,431

WPP Stock Fund
*WPP Common Stock	Stock Fund	**	14,250,870

Total WPP Stock Fund			14,250,870

Cash			7,470

TOTAL ASSETS (HELD AT END OF YEAR)			$108,309,012

*	Party-in-interest

**	Cost information is not required for participant-directed investments and, therefore, is not included.

* * * * * *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

By:	/S/ GERRI STONE
	Name:	Gerri Stone
	Title:	Director of Benefits

INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm

23.2	Consent of Independent Registered Public Accounting Firm